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Craft Beer
Seven Sisters Brewery

Brewery

355 East Main Street
Wytheville, VA 24382
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INVESTMENT OPPORTUNITY
Seven Sisters Brewery is seeking investment to improve cash flow, sustain operations thru start-up impacted by COVID-19. As part of this strategy, begin local distribution with small-volume canning and regional wholesale distribution.
Generating Revenue
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
Profile
Pitch
Data
Discussion
Perks
Business Overview

Seven Sisters, the brainchild of owner David Clark, is much more than your average craft brewery. Intended to showcase the beauty and wonders of Southwest Virginia while offering patrons a variety of high quality craft beer, it is very much a community brewery that offers an inviting, relaxed, family-oriented atmosphere.

Patrons are encouraged to bring their children (and pets) to Seven Sisters where everyone can enjoy food, fun and games together. The brewery serves gourmet snacks, utilizes a variety of food vendors and has food trucks on site as well. The game hall includes such staples as tic-tac-toe, Connect Four and cornhole.

Seven Sisters is also proud to present a variety of live local and regional music and features several large television screens on which customers can enjoy any number of sporting events.

"I want Seven Sisters to be a place where everybody can come and have a great time, or just relax if that's what they want," said Clark. "Certainly, we have some amazing craft beer, but it's also very important to me that the brewery be family-friendly where kids and pets are welcome too."

And what about that unique name, Seven Sisters Brewery? It's a tribute to the Wytheville area, which features a well-traveled trail by the same name, located on iconic Little Walker Mountain in Wythe County.

A variety of other beers also will be on the menu as well, on a rotating basis.
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The Team
David Clark

Owner

David grew up in Wytheville, the home of Seven Sisters Brewery. He graduated from George Wythe High School. After high school, he moved to Richmond, VA to attend Virginia Commonwealth University, where he completed a B.S. in Finance in 2014. As a part of his education, he completed an internship at Dorsey, Wright & Associates, a registered investment advisory firm based in Richmond that specialized in the Point & Figure Methodology and Relative Strength strategies. Dorsey Wright was acquired by NASDAQ OMX Group and David started working for the firm as a Financial Analyst in 2015.

David's entrepreneurial spirit along with the rapid growth of the craft beer industry, particularly in Virginia, was the genesis of Seven Sisters Brewery. He began research on the industry and market in 2016. Through 2017, David developed the plans and projections for opening a brewery. He also completed a Fermentation Science course at Appalachian State University in the summer of 2017. David worked with NASDAQ until 2018, when he returned to his hometown to focus on developing and opening the brewery.

At present, David is focused on operating and growing Seven Sisters. He also complementing the business by serving as Manager of Skeeter's World Famous Hotdogs. Skeeter's was acquired by Debbie Clark from long-time friends and owners in the Summer of 2019. Skeeter's has operated in Wytheville since 1925.

Joe Hayes
Head Brewer

Joe has been brewing for more than 20 years and has occupied head brewer positions at Red Rock Winery & Brewery (California), Black Forest Brew Haus (New York), and Greenport Harbor Brewing Company (New York).

Joe received his B.S. in Food Science Microbiology from the University of California at Davis.

Although originally from California, Joe immediately fell in love with Southwest Virginia and specifically Wytheville's charm. "Wytheville is a special place and the scenery is unbelievable," he said.

Joe loves to brew traditional German and Belgian style beers, but also enjoys testing new recipes. Even if you're new to craft beer Joe is likely to have something on tap or in mind for you to try.

Chris Welborn
Tasting Room Manager

Chris joins us at Seven Sisters from Texas! Chris was born into a military family in Texas and has traveled a lot during his life. He met his wife Nikki in Illinois while attending college. Chris and Nikki moved to Texas where they married and worked in the craft beer industry. Chris and Nikki have also done just about everything within the food and beverage industry. They both bring a wealth of knowledge after helping run two other craft breweries, tap houses, and upscale dining establishments in Illinois and Texas.

"I'm excited to bring the highest level of customer service and craft beer knowledge to Seven Sisters," he said.

Chris loves the craft beer industry and is very excited to move east. He loves the mountains and outdoors. Chris has family and close friends in Maryland, Virginia, and Pennsylvania.

Chris is a lover of India Pale Ale (IPAs) Scotch Ales, and Bocks! Come welcome Chris to Wytheville!

Debbie Clark
Partner

Debbie is a native of neighboring Bland County. She completed a B.S. in Physical Therapy at Medical College of Virginia (Virginia Commonwealth University). Her management career and experience began as a department director at Wythe County Community Hospital (WCCH) where she was responsible for the in- and out-patient therapy services. In 1985, she left WCCH to begin Blue Ridge Rehabilitation Services. Blue Ridge started providing contract therapy services to local schools, home health agencies and nursing homes. Beginning in 1989, the company expanded to include outpatient clinics in Wytheville, Marion and Pulaski-all communities located along I-81 in Virginia.

With continued growth and expansion across the region, Blue Ridge was acquired by Heartland Rehabilitation Services, a subsidiary of HCR Manor Care. At the time of acquisition in 1997, Blue Ridge had grown to $2.7 million in net revenue and more than 50 employees. Debbie remained with Heartland through 2006, working as a Regional Direction of Operations for Virginia with responsibilities that included clinics and contracts across as 14-county region. Heartland in Virginia grew to $12 million in net revenue, 17 clinic locations and 175 employees. After the acquisition, Blue Ridge achieved EBITDA targets for the next 5-year period.

Debbie returned to a department leader role at Wythe County Community Hospital in 2006. She was responsible for therapy services as well as developing and operating a pain clinic.

In 2015, she relocated to Wise County and later to Kingsport, TN with husband Dale's career moves. Presently, she is working as a physical therapist and supporting Seven Sisters Brewery and Skeeter's World Famous Hotdogs.

Dale Clark
Partner

Dale is a native of Bland County, Virginia. He began his working career as a pharmacist after completing a BS in Pharmacy at Medical College of Virginia (Virginia Commonwealth University). His management career started as a Pharmacy Department Director at Wythe County Community Hospital (WCCH). As wife Debbie's business, Blue Ridge Rehabilitation Services grew, he joined the company full-time in 1994. Blue Ridge was acquired by Heartland Rehabilitation Services, a subsidiary of HCR Manor Care.   Dale worked with Heartland through 2004 as a Regional Administrator.

In late 2004, Dale returned to pharmacy, working with Horizon Health Care as a Pharmacist. The company provided infusion, hospice, home health and long-term care pharmacy services. Dale returned to a management role in early 2007 as the Director of Pharmacy Operations at Carilion New River Medical Center.

Dale came back to Wythe County Community Hospital in 2009 as an Assistant Administrator. He moved to the role of Chief Operating Officer in 2014. The hospital is a 100-bed community hospital with 350 employees that generated over $43 million in net revenue with a 20% EBITDA margin.

In 2015, Dale moved to the position of President/CEO for Lonesome Pine Hospital and Mountain View Regional Medical Center with Wellmont Health System in Wise County, VA. Lonesome Pine was a 60-bed hospital and Mt. View was 128-bed facility. The two hospitals combined for more than $75 million in net revenue with more than 400 employees. In 2018, Wellmont merged with a second system to form Ballad Health. With the merger, Dale moved to the Chief Operating Officer at Indian Path Community Hospital in Kingsport, TN. Indian Path is a 263-bed community hospital with over $100 million in net revenue and more than 500 team members.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

Seven Sisters Brewery – The idea for Seven Sisters Brewery grew out of the rapid expansion of the craft beer industry and market. In particular, Virginia changed the laws and regulations to encourage growth in 2012. Owner and manager David Clark attended Virginia Commonwealth University from 2010 to 2014, a time period when Richmond, Virginia saw significant growth during this period. David's interest in the business opportunities prompted his research on the industry and market in 2016. Through 2017, David developed the plans and projections for opening a brewery. He also completed a Fermentation Science course at Appalachian State University in the summer of 2017.

In the Fall of 2017, he began work with a local developer in Wytheville, Virginia. The property was a former light industrial site within the town's historic district. R.P Johnson & Sons had operated at the location in some form for more than 150 years. The existing building dated to the 1930s & 1940s. Discussions continued through late 2017 to mid-2018, exploring with options for the site with architect, engineers and consultants.   Much of the time in 2018 was devoted to resolving planning and engineering questions. By late 2018, the detail work of planning and designing the space was complete. Construction and renovation began in January 2019. The completed location consists of a 10,000 square-foot brewery. Four-thousand square feet of the space is devoted to the production and storage of raw materials, kegs, cold storage-and importantly, the beer. The brewery features a six-thousand square foot taproom with 16-ft ceilings, tables and bar area, outdoor seating and roll-up doors opening to a parking area for food trucks. The brewing equipment was manufactured by Deutsche Beverage Technology and features a 5-barrel brewhouse and five 10-barrel fermenters. With this system, Seven Sisters can support up to 1500-barrel annual production. Additional growth in production has also been accounted for within the brewery space. While the space is well suited for further expansion into additional markets due to already existing shipping and receiving already rented by the brewery and the additional unleased space available within the building.

Seven Sisters completed the required regulatory and licensing approvals in September 2019. Beer production began immediately. The brewery opened to the public on October 25, 2019. The renovated building offers a warm, welcoming atmosphere that has been well received by the public-both local and regional travelers. The taproom is kid- and pet-friendly. A small stage in the taproom provides a venue to music, trivia as well as group meetings. Seven Sisters is blessed with the talents of Joe Hayes, a master brewer with more than 25 years of experience, so the beer is exceptional. Reviews on social media are very positive. Seven Sisters maintains a 5 star rating on Facebook, a 4.8 star rating on Google, and a 4.0 rating on Untapped.

With the opening in October, Seven Sisters anticipated slow growth thru the Winter of 2019-20. In the Spring, plans were in place to rapidly grow, taking advantage of travelers, outdoor events and the demand for a family-friendly social gathering spot. As with many businesses, the impact of COVID-19 is being felt. Seven Sisters has received some grant and loan funding to support operations in the near-term. We are seeking additional funding to support and grow operations through and beyond the pandemic. Please check us out online (@7sistersbrew on Facebook, @7sistersbrewva on Instagram, and at sevensistersbreweryva.com) and if in the region or traveling thru, come sample the great beer!

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Working Capital $47,000

Mainvest Compensation $3,000

Total $50,000

Summary of Terms

Legal Business Name Seven Sisters Brewery

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 2%-4%

Minimum Investment Amount $100

Target Raise $50,000

Maximum Raise $100,000

Investment Round Close Date 6/11/2020

Repayment Schedule Quarterly

Securitization None

Maturity Date 7/1/2027

Documents

2018 Balance Sheet

2018 Income Statement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

Financial Forecasts

Seven Sisters Final Business Plan.docx

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$377,208	$471,510	$612,963	$735,556	$882,667
Cost of Goods Sold	$41,493	$51,866	$67,425	$80,910	$97,091
Gross Profit	$335,715	$419,644	$545,538	$654,646	$785,576

EXPENSES

Payroll Expenses	$137,405	$162,602	$186,992	$210,785	$237,933
Contract Labor	$15,540	$17,871	$20,552	$23,634	$27,180
Benefits	$15,120	$17,388	$19,996	$22,996	$26,445
Rent	$60,000	$60,000	$60,000	$60,000	$60,000
Insurance	$4,725	$5,434	$6,249	$7,186	$8,264
Accounting & Legal	$3,780	$4,347	$4,999	$5,749	$6,611
Advertising	$3,150	$3,623	$4,166	$4,791	$5,509
Repairs & Maintenance	$2,993	$3,441	$3,958	$4,551	$5,234
Supplies	$5,093	$5,856	$6,735	$7,745	$8,907
Internet & Phone	$5,355	$6,158	$7,082	$8,144	$9,366
Utilities	$16,068	$18,478	$21,250	$24,437	$28,103
Sound & Security	$4,800	$4,800	$4,800	$2,400	$2,400
Miscellaneous	$630	$725	$833	$958	$1,102
Operating Profit	$61,056	$108,921	$197,926	$271,270	$358,522

This information is provided by Seven Sisters Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

Historical milestones

Seven Sisters Brewery opened the taproom to the public in October 2019.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Seven Sisters Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Seven Sisters Brewery is a newly established entity (Opened Oct 2019) and has no history for prospective investors to consider.

Changes in Economic Conditions Could Hurt Seven Sisters Brewery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Seven Sisters Brewery's financial performance or ability to continue to operate. In the event Seven Sisters Brewery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Seven Sisters Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Seven Sisters Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Seven Sisters Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect Seven Sisters Brewery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Seven Sisters Brewery's management or vote on and/or influence any managerial decisions regarding Seven Sisters Brewery. Furthermore, if the founders or other key personnel of Seven Sisters Brewery were to leave Seven Sisters Brewery or become unable to work, Seven Sisters Brewery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Seven Sisters Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Seven Sisters Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Seven Sisters Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Seven Sisters Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Seven Sisters Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Seven Sisters Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Seven Sisters Brewery will carry some insurance, Seven Sisters Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Seven Sisters Brewery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Seven Sisters Brewery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Seven Sisters Brewery's management will coincide: you both want Seven Sisters Brewery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Seven Sisters Brewery to act conservative to make sure they are best equipped to repay the Note obligations, while Seven Sisters Brewery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Seven Sisters Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Seven Sisters Brewery or management), which is responsible for monitoring Seven Sisters Brewery's compliance with the law. Seven Sisters Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Seven Sisters Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Seven Sisters Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Seven Sisters Brewery, and the revenue of Seven Sisters Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Seven Sisters Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Seven Sisters Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion
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Investor Perks

Seven Sisters Brewery is offering perks to early investors. You will earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Seven Sisters Growler
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